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Exhibit 99.2

Statements

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	June 30, 2013	December 31, 2012

Assets
Current assets
Cash		$10,756	$5,200
Accounts receivable	15	168,984	150,372
Deferred financial assets	14	48,047	54,165
Other current		15,260	15,068
Assets held for sale	15	93,918	–

		$336,965	$224,805

Exploration and evaluation assets	4	$797,826	$773,820
Property, plant and equipment	5,15	4,257,079	4,242,447
Goodwill		159,799	151,390
Deferred financial assets	14	16,532	8,013
Other assets	7	14,260	11,687

Total Assets		$5,582,461	$5,412,162

Liabilities
Current liabilities
Accounts payable		$297,441	$274,387
Dividends payable		18,032	17,882
Current portion of long-term debt	8	48,145	45,566
Deferred financial credits	14	24,161	18,522
Liabilities associated with assets held for sale	15	6,562	–

		$394,341	$356,357

Long-term debt	8	$1,095,659	$1,023,999
Deferred financial credits	14	–	17,127
Deferred tax liability		416,660	365,473
Decommissioning liability	9,15	545,395	599,652

		$2,057,714	$2,006,251

Total Liabilities		$2,452,055	$2,362,608

Equity
Shareholders' capital	13	$3,839,570	$3,818,043
Contributed surplus	13	41,563	36,088
Accumulated deficit		(797,171)	(736,761)
Accumulated other comprehensive income/(loss)		46,444	(67,816)

		$3,130,406	$3,049,554

Total Liabilities & Equity		$5,582,461	$5,412,162

See accompanying notes to the Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Income and Comprehensive Income

		Three months ended June 30,		Six months ended June 30,
(CDN$ thousands) unaudited	Note	2013	2012	2013	2012

Revenues
Oil and gas sales		$404,827	$321,163	$778,252	$666,314
Royalties		(81,364)	(62,453)	(156,032)	(129,179)
Commodity derivative instruments gain	14	30,622	142,710	3,567	115,056

		$354,085	$401,420	$625,787	$652,191

Expenses
Operating		$85,369	$80,520	$166,717	$152,583
General and administrative		18,804	20,653	43,483	41,373
Equity based compensation	13	5,862	322	12,392	4,897
Transportation		6,232	6,808	13,429	12,960
Depletion, depreciation and amortization	5	132,537	128,217	259,415	246,735
Impairments	6	–	–	–	86,906
Foreign exchange loss/(gain)	11	2,184	44	6,536	(5,276)
Finance expense	10	18,536	17,408	36,912	33,206
Asset disposition loss/(gain)		4,483	–	4,266	(24,100)
Other expense/(income)		156	228	498	(114)

		$274,163	$254,200	$543,648	$549,170

Income before taxes		$79,922	$147,220	$82,139	$103,021
Current tax expense	12	1,401	3,845	2,708	4,548
Deferred tax expense	12	25,899	43,111	32,047	32,030

Net Income		$52,622	$100,264	$47,384	$66,443

Other Comprehensive Income
Change due to marketable securities (net of tax)	7
Unrealized gains/(losses)		$2,345	$(46,901)	$3,892	$(51,077)
Realized losses reclassified to net income		–	–	(190)	–
Change in cumulative translation adjustment		70,374	30,731	110,558	1,747

Other Comprehensive Income/(loss), net of tax		$72,719	$(16,170)	$114,260	$(49,330)

Total Comprehensive Income		$125,341	$84,094	$161,644	$17,113

Net income per share
Basic		$0.26	$0.51	$0.24	$0.34
Diluted		$0.26	$0.51	$0.24	$0.34

Weighted average number of shares outstanding (thousands)	13
Basic		199,825	196,768	199,430	193,306
Diluted		200,119	196,768	199,586	193,393

See accompanying notes to the Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Changes in Shareholders' Equity

Six months ended June 30 (CDN$ thousands) unaudited	2013	2012

Shareholders' Capital
Balance, beginning of year	$3,818,043	$3,442,364
Public offering	–	330,618
Stock Option Plan – cash	29	1,180
Stock Option Plan – non cash	3	1,119
Dividend Reinvestment Plan	–	19,150
Stock Dividend Program	21,495	5,443

Balance, end of period	$3,839,570	$3,799,874

Contributed Surplus
Balance, beginning of year	$36,088	$26,910
Stock Option Plan – exercised	(3)	(1,119)
Stock Option Plan – expensed	5,478	5,109

Balance, end of period	$41,563	$30,900

Accumulated Deficit
Balance, beginning of year	$(736,761)	$(279,467)
Net income	47,384	66,443
Dividends to shareholders	(107,794)	(194,594)

Balance, end of period	$(797,171)	$(407,618)

Accumulated other comprehensive income
Balance, beginning of year	$(67,816)	$87,172
Changes due to marketable securities (net of tax)
Unrealized gains/(losses)	3,892	(4,176)
Realized gains reclassified to net income	(190)	–
Change in cumulative translation adjustment	110,558	1,747

Balance, end of period	$46,444	$37,842

Total Equity	$3,130,406	$3,460,998

See accompanying notes to the Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(CDN$ thousands) unaudited	2013	2012	2013	2012

Operating Activities
Net income	$52,622	$100,264	$47,384	$66,443
Non-cash items add/(deduct):
Depletion, depreciation and amortization	132,537	128,217	259,415	246,735
Impairments	–	–	–	86,906
Change in fair value of derivative instruments	(47,943)	(161,210)	(13,889)	(139,386)
Deferred tax expense	25,899	43,111	32,047	32,030
Foreign exchange loss on U.S. dollar debt and working capital	12,218	11,920	16,538	9,555
Accretion expense	3,313	3,515	6,822	6,968
Equity based compensation – Stock Option Plan	2,951	2,117	5,478	5,109
Amortization of debt transaction costs	615	414	1,230	794
Derivative settlement on senior note principal repayment	18,011	18,043	18,011	18,043
Asset disposition loss/(gain)	4,483	156	4,266	(23,944)

Funds flow	$204,706	$146,547	$377,302	$309,253
Decommissioning expenditures	(2,957)	(3,712)	(6,335)	(11,010)
Changes in non-cash operating working capital	(6,325)	14,421	(14,312)	(72,006)

Cash flow from operating activities	$195,424	$157,256	$356,655	$226,237

Financing Activities
Issuance of shares	$8	$7,050	$29	$350,948
Cash dividends	(42,620)	(83,156)	(86,299)	(189,151)
Change in bank debt	14,670	(126,742)	70,089	(126,971)
Repayment of senior notes	(35,655)	(35,623)	(35,655)	(35,623)
Proceeds from senior note issue	–	406,088	–	406,088
Derivative settlement on senior note principal repayment	(18,011)	(18,043)	(18,011)	(18,043)
Changes in non-cash financing working capital	81	(17,604)	151	(14,849)

Cash flow from financing activities	$(81,527)	$131,970	$(69,696)	$372,399

Investing Activities
Capital expenditures	$(140,465)	$(212,173)	$(314,838)	$(531,743)
Property and land acquisitions	(51,692)	(23,649)	(55,659)	(56,669)
Property dispositions	71,293	(87)	72,624	22,524
Sale of equity investments	–	4,410	1,883	4,410
Changes in non-cash investing working capital	10,012	(48,972)	20,735	(34,260)

Cash flow from investing activities	$(110,852)	$(280,471)	$(275,255)	$(595,738)

Effect of exchange rate changes on cash	$(4,842)	$(3,033)	$(6,148)	$(1,352)

Change in cash	$(1,797)	$5,722	$5,556	$1,546
Cash, beginning of period	12,553	1,453	5,200	5,629

Cash, end of period	$10,756	$7,175	$10,756	$7,175

Supplementary Cash Flow Information
Cash income taxes paid/(received)	$356	$3,213	$(4,890)	$17,651
Cash interest paid	$26,347	$17,058	$29,221	$21,525

See accompanying notes to the Condensed Consolidated Financial Statements

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Notes

Notes to Condensed Consolidated Financial Statements
 (unaudited)

1. REPORTING ENTITY

These interim condensed consolidated financial statements ("interim Consolidated Financial Statements") and notes present the results of Enerplus Corporation including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on August 8, 2013.

2. BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the three and six months ended June 30, 2013 and the 2012 comparative periods. They have been prepared in accordance with IAS 34, "Interim Financial Reporting". These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2012. There have been no changes to the use of estimates or judgments since December 31, 2012.

3. SIGNIFICANT ACCOUNTING POLICIES

On January 1, 2013, Enerplus adopted the following new accounting standards that were issued by the IASB. The adoption of these standards did not have a material impact on Enerplus' interim Consolidated Financial Statements.

•
IFRS 7 Financial Instruments Disclosures

•
IFRS 10 Consolidated Financial Statements

•
IFRS 11 Joint Arrangements.

•
IFRS 12 Disclosure of Interests in Other Entities

•
IFRS 13 Fair Value Measurement

•
IAS 27 Consolidation and Separate Financial Statements

•
IAS 28 Investments in Joint Ventures

4. EXPLORATION AND EVALUATION ("E&E ASSETS")

Carrying value ($ thousands)	E&E assets

As at December 31, 2012	$773,820
Capital spending and acquisitions	55,986
Dispositions	(9,728)
Transfers to Property, Plant and Equipment	(48,146)
Foreign currency translation adjustment	25,894

As at June 30, 2013	$797,826

As at June 30, 2013 the E&E asset balance of $797,826,000 (December 31, 2012 – $773,820,000) consists of undeveloped lands and assets that management has not fully evaluated for technical feasibility and commercial viability.

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5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Carrying value before accumulated depletion and depreciation ($ thousands)	Developed and Producing ("D&P assets")	Office and other	Total

As at December 31, 2012	$6,684,154	$82,588	$6,766,742
Capital spending and acquisitions	312,261	2,251	314,512
Transfers from E&E assets	48,146	–	48,146
Change in decommissioning costs (Note 9)	(48,101)	–	(48,101)
Dispositions	(97,608)	–	(97,608)
Foreign currency translation adjustment	145,145	622	145,767

As at June 30, 2013	$7,043,997	$85,461	$7,129,458

Accumulated Depletion and Depreciation	D&P assets	Office and other	Total

As at December 31, 2012	$2,463,903	$60,392	$2,524,295
Depletion and Depreciation	256,186	3,229	259,415
Dispositions	(28,455)	–	(28,455)
Foreign currency translation adjustment	24,245	202	24,447

As at June 30, 2013	$2,715,879	$63,823	$2,779,702

Net carrying value	D&P assets	Office and other	Total

As at December 31, 2012	$4,220,251	$22,196	$4,242,447

As at June 30, 2013	$4,328,118	$21,638	$4,349,756

At June 30, 2013 $92,677,000 of the net carrying value above has been classified as assets held for sale on the Consolidated Balance Sheet. Refer to Note 15 for further information.

6. IMPAIRMENT

During the three and six months ended June 30, 2013 Enerplus did not record any impairments. For the same periods in 2012, impairment losses were $nil and $86,906,000 respectively.

7. OTHER ASSETS

Other assets of $14,260,000 (December 31, 2012 – $11,687,000) represent Enerplus' marketable securities portfolio. For the three and six months ended June 30, 2013 the change in fair value of these investments represented unrealized gains of $2,345,000 ($2,685,000 before tax) and $3,892,000 ($4,456,000 before tax) respectively. For the same periods in 2012, the change in fair value of these investments represented unrealized losses of $46,901,000 ($53,917,000 before tax) and $51,077,000 ($58,709,000 before tax) respectively.

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8. DEBT

($ thousands)	June 30, 2013	December 31, 2012

Current:
Senior notes	$48,145	$45,566

	$48,145	$45,566

Long term:
Bank credit facility	$330,185	$260,950
Senior notes	765,474	763,049

	$1,095,659	$1,023,999

Total debt	$1,143,804	$1,069,565

Senior Notes

The terms and rates of the Company's senior notes at June 30, 2013 are detailed below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)

May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	$30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	21,024
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$355,000	373,176
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.37%	CDN$40,000	CDN$40,000	40,000
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.82%	US$40,000	US$40,000	42,048
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$225,000	236,520
Oct 1, 2003	April 1 and Oct 1	5 equal annual installments beginning Oct 1, 2011	5.46%	US$54,000	US$32,400	34,059
June 19, 2002	June 19 and Dec 19	5 equal annual installments beginning June 19, 2010	6.62%	US$175,000	US$35,000	36,792

Total Carrying Value						$813,619

Current portion						$48,145
Long term portion						$765,474

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9. DECOMMISSIONING LIABILITY

Enerplus has estimated the net present value of its decommissioning liability to be $551,957,000 at June 30, 2013 compared to $599,652,000 at December 31, 2012, based on a total undiscounted liability of $744,791,000 and $659,714,000 respectively. The decommissioning liability was calculated using a risk free rate of 2.89% at June 30, 2013 (December 31, 2012 – 2.36%).

($ thousands)	Six months ended June 30, 2013	Year ended December 31, 2012

Decommissioning liability, beginning of year	$599,652	$563,763
Change in estimates	(50,610)	69,822
Property acquisition and development activity	2,509	5,559

	$(48,101)	$75,381
Dispositions	(1,902)	(33,584)
Decommissioning expenditures	(6,335)	(19,905)
Accretion	6,822	13,522
Foreign currency translation adjustment	1,821	475

Decommissioning liability, end of period	$551,957	$599,652

At June 30, 2013 $6,562,000 of the total decommissioning liability above has been classified as liabilities associated with assets held for sale on the Consolidated Balance Sheet. Refer to Note 15 for further information.

10. FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2013	2012	2013	2012

Realized:
Interest on bank debt and senior notes	$14,291	$13,427	$28,475	$24,275
Unrealized:
Cross currency interest rate swap loss	488	284	822	1,733
Interest rate swap gain	(171)	(232)	(437)	(564)
Debt transaction cost amortization	615	414	1,230	794
Accretion of decommissioning liability	3,313	3,515	6,822	6,968

Finance expense	$18,536	$17,408	$36,912	$33,206

11. FOREIGN EXCHANGE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2013	2012	2013	2012

Realized:
Foreign exchange loss	$14,867	$11,188	$17,599	$5,908
Unrealized:
Translation of U.S. dollar debt and working capital	12,218	11,920	16,538	9,555
Cross currency interest rate swap gain	(18,970)	(19,373)	(19,982)	(17,312)
Foreign exchange swap gain	(5,931)	(3,691)	(7,619)	(3,427)

Foreign exchange (gain)/loss	$2,184	$44	$6,536	$(5,276)

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12. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2013	2012	2013	2012

Current tax expense/(recovery)
Canada	$77	$510	$81	$(123)
U.S.	1,324	3,335	2,627	4,671

Total current tax expense	$1,401	$3,845	$2,708	$4,548
Deferred tax expense	25,899	43,111	32,047	32,030

Total income tax expense	$27,300	$46,956	$34,755	$36,578

13. SHAREHOLDERS' CAPITAL

(a) Share Capital

	Six months ended June 30,		Year ended December 31,

	2013		2012

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	198,684	$3,818,043	181,159	$3,442,364
Issued for cash:
Public offerings	–	–	14,709	330,618
Dividend reinvestment plan	–	–	955	19,150
Stock option plan	2	29	68	1,180
Non-cash:
Stock dividend program	1,582	21,495	1,793	23,612
Stock option plan	–	3	–	1,119

Balance, end of period	200,268	$3,839,570	198,684	$3,818,043

(b) Dividends

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2013	2012	2013	2012

Cash dividends	$42,620	$83,156	$86,299	$189,151
Stock dividends	11,389	5,443	21,495	5,443

Dividends to shareholders	$54,009	$88,599	$107,794	$194,594

(c) Equity based compensation

The following table summarizes Enerplus' equity based compensation expense:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2013	2012	2013	2012

Cash:
Long term incentive plans expense/(recovery)	$3,687	$(1,452)	$9,205	$131
Non-Cash:
Stock option plan expense	2,951	2,117	5,478	5,109
Equity total return swap gain	(776)	(343)	(2,291)	(343)

Equity based compensation expense	$5,862	$322	$12,392	$4,897

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(i) Long-Term Incentive Plans

Enerplus' long-term incentive plans include its PSU, RSU and DSU plans. At June 30, 2013 the long-term incentive plans had a liability balance of $16,939,000 (December 31, 2012 – $13,316,000) which is included in accounts payable on the Consolidated Balance Sheet.

       The following table summarizes the PSU, RSU and DSU activity for the six months ended June 30, 2013:

(thousands of units)	PSUs	RSUs	DSUs

Units outstanding:
Balance, beginning of year	605	963	35
Granted	361	444	78
Vested	–	(383)	(13)
Forfeited	(26)	(79)	–

Balance, end of period	940	945	100

(ii) Stock Option Plan

The following weighted average assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	Six months ended June 30, 2013	Year ended December 31, 2012

Dividend yield(1)	8.0%	8.2%
Volatility(1)	27.80%	28.35%
Risk-free interest rate	1.51%	1.35%
Forfeiture rate	10.0%	10.0%
Expected life	4.5 years	4.5 years

(1)
Reflects the expected dividend yield and volatility of Enerplus shares over the life of the option.

The weighted average grant date fair value of options granted during the six months ended June 30, 2013 was $1.30 (June 30, 2012 – $2.52). At June 30, 2013, 5,632,000 options were exercisable at a weighted average exercise price of $24.30 with a weighted average remaining contractual term of 4.4 years, giving an aggregate intrinsic value of $1,429,000 (June 30, 2012 – $nil). The weighted average share price during the period was $14.34.

       For the six months ended June 30, 2013, Enerplus expensed a total of $5,478,000 related to its stock option plan. The total unamortized fair value of outstanding options of $8,198,000 will be recognized in net income over the remaining vesting period. Activity for the periods is as follows:

	Six months ended June 30, 2013		Year ended December 31, 2012
	Number of Options (000's )	Weighted Average Exercise Price(1)	Number of Options (000's )	Weighted Average Exercise Price(1)

Options outstanding
Beginning of year	10,768	$22.11	5,098	$29.41
Granted	6,040	14.03	7,313	19.00
Exercised	(2)	13.78	(68)	17.35
Forfeited	(666)	20.46	(1,056)	24.92
Expired	–	–	(519)	44.67

End of period	16,140	$19.16	10,768	$22.11

Options exercisable at the end of period	5,632	$24.30	2,558	$27.20

(1)
Exercise price reflects grant prices less any reduction in strike price for outstanding rights under the rights incentive plan.

32      ENERPLUS      2013 Q2 REPORT

The following tables summarize the Contributed Surplus activity for the six months ended June 30, 2013 and the ending balances as at June 30, 2013:

($ thousands)	Six months ended June 30, 2013	Year ended December 31, 2012

Balance, beginning of year	$36,088	$26,910
Stock Option Plan – exercised	(3)	(1,119)
Stock Option Plan – expensed	5,478	10,297

Balance, end of period	$41,563	$36,088

($ thousands)	June 30, 2013	December 31, 2012

Cancelled shares	$3,795	$3,795
Stock Option Plan	37,768	32,293

Balance, end of period	$41,563	$36,088

(d) Basic and Diluted Earnings Per Share

Net income per share has been determined based on the following:

	Three months ended June 30,		Six months ended June 30,
(thousands of shares)	2013	2012	2013	2012

Weighted average shares	199,825	196,768	199,430	193,306
Dilutive impact of options	294	–	156	87

Diluted shares	200,119	196,768	199,586	193,393

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

The carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value at June 30, 2013 and December 31, 2012 due to their short term nature. At June 30, 2013 the combined fair values of Enerplus' senior notes was $865,484,000 and the carrying value was $813,619,000 (December 31, 2012 – fair value of $896,871,000 and carrying value of $808,615,000). The fair value of the senior notes was estimated by discounting future interest and principal payments using available market information at the balance sheet date.

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(b) Fair Value of Derivative Financial Instruments

Derivative instruments are recorded at their estimated fair value using observable market inputs, other than quoted prices, at the balance sheet date. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

       The following table summarizes the change in fair value for the three months ended June 30, 2013:

Deferred financial assets/(liabilities)	Interest Rate	Cross Currency Interest Rate	Foreign Exchange		Electricity		Equity		Commodity Derivative Instruments
($ thousands)	Swaps	Swap	Swaps		Swaps		Swaps		Oil		Gas		Total

Beginning of period	$(213)	$(33,482)	$9,277		$(444)		$1,927		$21,095		$(5,685)		$(7,525)
Change in fair value gain/(loss)	171 (1)	18,482 (2)	5,931	(3)	1,061	(4)	776	(5)	8,685	(6)	12,837	(6)	47,943

End of period	$(42)	$(15,000)	$15,208		$617		$2,703		$29,780		$7,152		$40,418

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (gain of $18,970) and finance expense (loss of $488).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in equity based compensation.
(6)
Recorded in commodity derivative instruments (see below).

The following table summarizes the change in fair value for the six months ended June 30, 2013:

Deferred financial assets/(liabilities)	Interest Rate	Cross Currency Interest Rate	Foreign Exchange		Electricity		Equity		Commodity Derivative Instruments
($ thousands)	Swaps	Swap	Swaps		Swaps		Swaps		Oil		Gas		Total

Beginning of period	$(478)	$(34,162)	$7,589		$(853)		$412		$50,672		$3,349		$26,529
Change in fair value gain/(loss)	436 (1)	19,162 (2)	7,619	(3)	1,470	(4)	2,291	(5)	(20,892	)(6)	3,803	(6)	13,889

End of period	$(42)	$(15,000)	$15,208		$617		$2,703		$29,780		$7,152		$40,418

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (gain of $19,982) and finance expense (loss of $820).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in equity based compensation.
(6)
Recorded in commodity derivative instruments (see below).

The following table summarizes the fair value as at June 30, 2013:

	Interest Rate	Cross Currency Interest Rate	Foreign Exchange	Electricity	Equity	Commodity Derivative Instruments
Balance Sheet Classification:	Swaps	Swap	Swaps	Swap	Swap	Oil	Gas	Total

Assets:
Current	$–	$1,068	$409	$617	$970	$36,668	$8,315	$48,047
Long-term	–	–	14,799	–	1,733	–	–	16,532
Liabilities:
Current	(42)	(16,068)	–	–	–	(6,888)	(1,163)	(24,161)

Total	$(42)	(15,000)	$15,208	$617	$2,703	$29,780	$7,152	$40,418

34      ENERPLUS      2013 Q2 REPORT

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2013	2012	2013	2012

Change in fair value gain/(loss)	$21,522	$137,668	$(17,089)	$120,642
Net realized cash gain/(loss)	9,100	5,042	20,656	(5,586)

Commodity derivative instruments gain/(loss)	$30,622	$142,710	$3,567	$115,056

(c) Risk Management

Commodity Price Risk

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate subject to a maximum of 80% of forecasted production volumes net of royalties.

       The following tables summarize Enerplus' price risk management positions at July 22, 2013:

Crude Oil Instruments:

Instrument Type	bbls/day	US$/bbl(1)

Jul 1, 2013 – Jul 31, 2013
WTI Swap	21,000	100.26
WTI Purchased Call	3,500	104.09
WTI Sold Put	5,500	63.09
WTI Sold Call	3,500	130.00
Brent – WTI Spread	5,000	7.09
WCS Differential Swap	2,000	(21.56)
MSW Differential Swap	500	(5.90)
Aug 1, 2013 – Dec 31, 2013
WTI Swap	22,500	100.36
WTI Purchased Call	3,500	104.09
WTI Sold Put	5,500	63.09
WTI Sold Call	3,500	130.00
Brent – WTI Spread	5,000	7.09
WCS Differential Swap	2,000	(21.56)
MSW Differential Swap	500	(5.90)
Jan 1, 2014 – Jun 30, 2014
WTI Swap	19,000	93.39
Brent – WTI Ratio Spread	2,000	92.90%
Jul 1, 2014 – Dec 31, 2014
WTI Swap	14,000	92.61
Brent – WTI Ratio Spread	2,000	92.90%

(1)
Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

ENERPLUS      2013 Q2 REPORT      35

Natural Gas Instruments:

Instrument Type	MMcf/day	CDN$/Mcf	US$/Mcf

Jul 1, 2013 – Dec 31, 2013
AECO Swap	28.4	3.61
AECO Purchased Put	22.7	3.17
Jan 1, 2014 – Dec 31, 2014
AECO Swap	4.7	3.96
Jul 1, 2013 – Dec 31, 2013
NYMEX Swap	15.0		3.85
Jan 1, 2014 – Dec 31, 2014
NYMEX Swap	50.0		4.17

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh

Jul 1, 2013 – Dec 31, 2013
AESO Power Swap(1)	12.0	63.81
Jan 1, 2014 – Dec 31, 2014
AESO Power Swap(1)	12.0	53.69
Jan 1, 2015 – Dec 31, 2015
AESO Power Swap(1)	6.0	50.38

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

15. ASSETS HELD FOR SALE

At June 30, 2013 certain non-core oil and gas properties were classified as assets held for sale. Enerplus expects these sales to close during the third quarter of 2013.

       The carrying amounts reclassified on the Consolidated Balance Sheet are as follows:

($ thousands)	June 30, 2013

PP&E	$92,677
Accounts receivable	1,241

Assets held for sale	$93,918

Decommissioning liability	$6,562

Liabilities associated with assets held for sale	$6,562

36      ENERPLUS      2013 Q2 REPORT

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  Exhibit 99.2